UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 7, 2012

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

TO THE SPANISH SECURITIES EXCHANGE COMMISSION (CNMV)

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA"), in compliance with the
Securities Exchange legislation, hereby files the following:

RELEVANT EVENT

BBVA, pursuant to section 4.6.3.c).5 of the securities note filed on the official records of the CNMV (securities exchange authority) (the "Securities
Note") regarding the issue of subordinated mandatory convertible bonds -
December 2011 (the "Convertible Bonds"), issued by BBVA for a nominal amount of
THREE BILLION, FOUR HUNDRED AND THIRTY MILLION, TWO HUNDRED EUROS
(€3,430,000,200), hereby reports the voluntary conversion period at the option of said Convertible Bond holders.

The Voluntary Conversion Period will begin on the fifth (5th) trading day of the
SIBE exchange interconnection system prior to 30th March 2012 and will end on the trading day of the SIBE exchange interconnection system prior to that date, ie, it will begin on 23rd March 2012 and will end on 29th March 2012, both dates included.

Holders of Convertible Bonds wishing to convert them must contact the participating entity where they are deposited and request conversion, stating their wish to convert their entire Convertible Bond holding, as partial conversion is not possible. The request for conversion will be irrevocable.

The Conversion Ratio will be equal to the quotient between the nominal value of the Convertible Bonds (ie, €100) and the Conversion Price, that will be the arithmetic mean of the closing prices of the BBVA share on the SIBE exchange interconnection system corresponding to the five trading days prior to 30th
March 2012, pursuant to section 4.6.3.b).(v) of the Securities Note.

Thus, the number of shares corresponding to each Convertible Bond holder as a consequence of the conversion will be the number resulting from multiplying the
Conversion Ratio by the number of Convertible Bonds held. Should this operation result in fractions, the number will be rounded down to the nearest whole number of shares and BBVA will pay the fractions in cash on the same date on which the shares are filed in Iberclear under the investor's name.

Madrid, 7th March 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 03/07/2012	By:	Mª Jesús ARRIBAS DE PAZ
	Name:	Mª Jesús ARRIBAS DE PAZ
	Title:	Authorized representative